U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-30176

 X   Form 10-K           Form 20-F           Form 11-K           Form 10-Q           Form 10-D       Form N-SAR

       Form N-CSR

For period ended: December 31, 2008

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:   N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I B  REGISTRANT INFORMATION

Trycera Financial, Inc.
Full Name of Registrant:

1656 Reunion Avenue, Suite 250
Address of Principal Executive Office

South Jordan, UT 84095
City, State and Zip Code

PART II B  RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

 X

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 X

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant=s statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.

PART III B  NARRATIVE

The Company has been unable to complete the review process with the auditor.

PART IV B OTHER INFORMATION

(1)

Name and telephone number of person to contact in regard to this notification

Ronald N. Vance	801	446-8802
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

 X  Yes

      No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

 X  Yes

          No

TRYCERA FINANCIAL, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009

By:  /s/ Ray A. Smith

       Name: Ray A. Smith

       Title: President

TRYCERA FINANCIAL, INC.

(Name of Registrant as specified in charter)

ATTACHMENT

Explanation of Change in Results from Prior Year

During the year ended December 31, 2008, all operational efforts ceased and management effort was focused on the winding up of existing prepaid card and related financial services operations and to seeking a strategic alternative for the Company’s public entity. The results for the year reflect the resulting decrease in revenue and expenses. Below is a summary of the anticipated changes in the results of operations from year ended December 31, 2007, to year end December 31, 2008.

	The year ended
	December 31
	2007	2008
		(estimated)

Revenue	$2,215,369	$151,619
Cost of Revenue	$1,895,910	$123,029
Gross Profit	$319,459	$28,590

Operating Expenses	$1,401,063	$719,939

Net (Loss)	$(1,081,604)	$(691,349)

Other income (expenses)	$(319,192)	(8,774)

Net (Loss) to
Common Stockholders	$(1,400,796)	$(700,123)

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